82-621

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel[redacted]141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

For Immediate Release
TSX Venture: "DTA"

Diamond Project, NWT, Canada
Bulk Sample Processing To Begin June 15, 2006

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd. ("Peregrine"), the operator, as follows:

> "--- the Ekati™ Diamond Mine Sample Plant facility will begin processing the 2006 Bulk Sample from the DO-27 kimberlite pipe, NWT, Canada, on June 15, 2006.
>
> The 2006 large diameter drilling bulk sampling program recovered approximately 566 tonnes of kimberlite which was collected in 444 separate sample bags from 12 holes. The kimberlite collected will be processed as approximately 90 separate samples, each sample being comprised of a number of combined bags representing standard depth intervals in each hole. This will allow the diamond recovery results to be correlated between holes and incorporated into 3D models for future resource evaluation.
>
> The processing of all the kimberlite, including the picking and sorting of all the diamonds as well as grade calculations, should be completed by late August, 2006 at which time results will be released."

Dentonia is a 1/3 equity holder in DHK Diamonds Inc., which has a 20% contributing interest in the WO Diamond Project. Dentonia has sufficient funds on hand to make its pro rata contributions to the current program, and also to the anticipated summer and fall programs, to explore the North-Eastern lobe of the DO27 and the DO18 kimberlite pipes.

The DO27 and DO 18 kimberlites (Tli Kwi Cho) is one of the largest kimberlite complexes discovered to date in NWT, only exceeded by the Wombat and Jay Pipes of BHP Billiton, which currently are not in production but are being sampled.

The mini bulk sample of 151 tonnes in 2005 from the centre of DO27 kimberlite pipe (Main Vent) graded approximately 1 carat/tonne, and the value of diamonds were estimated from a low of US$54.54 to a high of US$77.77 per carat.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

dlw 6/16

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

C:\Dentonia\Release\NR2006\Jun0806.doc